SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

                         Pre-Effective Amendment No.              [ ]

                        Post-Effective Amendment No.              [ ]

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                     Amendment No. 1 (File No. 811-7195)          [X]
                                    ---------

                        (Check appropriate box or boxes)

                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
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                           (Exact Name of Registrant)

                   American Enterprise Life Insurance Company
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                               (Name of Depositor)

         80 South 8th Street, P.O. Box 534, Minneapolis, MN 55440-0534
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        (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (612) 671-3678
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          Mary Ellyn Minenko, IDS Tower 10, Minneapolis, MN 55440-0010
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                     (Name and Address of Agent for Service)

It is proposed that this filing will become effective: As soon as possible

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8 (a) may determine.

Prospectus
         , 1999

Variable AnnuitySM
Individual flexible premium deferred combination fixed/variable annuity

American Enterprise Variable Annuity Account

Issued by: American Enterprise Life Insurance Company
Administrative Offices: 80 South Eighth Street, P.O. Box 534,
Minneapolis, MN 55440-0534
Telephone: 800-333-3437

This prospectus contains information that you should know before investing. You also will receive the prospectuses for:
o        New Fund                                         o        New Fund
o        New Fund                                         o        New Fund
o        American Express(R) Variable Portfolio Funds     o        New Fund
o        New Fund                                         o        New Fund
o        New Fund                                         o        New Fund
o        New Fund                                         o        New Fund

Please read the prospectuses carefully and keep them for future reference. This contract is available for nonqualified annuities, IRAs (including Roth IRAs), Simplified Employee Pension (SEP) plans and Tax-Sheltered Annuity (TSA) rollovers.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


An investment in this contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this contract involves investment risk including the possible loss of principal.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the Securities and Exchange Commission (SEC) and is available without charge by contacting American Enterprise Life at the telephone number above or by completing and sending the order form on the last page of this prospectus. The table of contents of the SAI is on the last page of this prospectus.

                                         Table of contents


Key Terms....................................................................
The Contract in Brief........................................................
Expense Summary..............................................................
Condensed Financial Information (unaudited)..................................
Financial Statements.........................................................
Performance Information......................................................
The Variable Account.........................................................
The Funds....................................................................
The Fixed Account............................................................
Buying your Contract.........................................................
Charges......................................................................
Valuing your Investment......................................................
Making the Most of your Contract.............................................
Withdrawals from your Contract...............................................
TSA - Special Withdrawal Provisions..........................................
Changing Ownership...........................................................
Benefits in Case of Death....................................................
The Annuity Payout Period....................................................
Taxes........................................................................
Voting Rights................................................................
Substitution of Investments..................................................
About the Service Providers..................................................
Year 2000....................................................................
Table of Contents of the Statement of Additional Information.................

Key Terms

These terms can help you understand details about your contract.

Accumulation unit - A measure of the value of each variable subaccount before annuity payouts begin.

Annuitant - The person on whose life or life expectancy the annuity payouts are based.

Annuity payouts - An amount paid at regular intervals under one of several plans.

Beneficiary - The person you designate to receive benefits in case of the owner's or annuitant's death while the contract is in force and before annuity payouts begin.

Close of business - When the New York Stock Exchange (NYSE) closes, normally 4 p.m. Eastern time.

Contract value - The total value of your contract before we deduct any applicable charges.

Contract year - A period of 12 months, starting on the effective date of your contract and on each anniversary of the effective date.

Fixed account - An account to which you may allocate purchase payments. Amounts you allocate to this account earn interest at rates that we declare periodically.


Funds - Investment options under your contract. You may allocate your purchase payments into variable subaccounts investing in shares of any or all of these funds.

Owner (you, your) - The person who controls the contract (decides on investment allocations, transfers, payout options, etc.). Usually, but not always, the owner is also the annuitant. The owner is responsible for taxes, regardless of whether he or she receives the contract's benefits.

Qualified annuity - A contract that you purchase for one of the following retirement plans that is subject to applicable federal law and any rules of the plan itself:

o Individual Retirement Annuities (IRAs), including Roth IRAs
o Simplified Employee Pension (SEP) plans
o Tax-Sheltered Annuity (TSA) rollovers

All other contracts are nonqualified annuities.

Retirement date - The date when annuity payouts are scheduled to begin.

Valuation date - Any normal business day, Monday through Friday, that the NYSE is open. Each valuation date ends at the close of business. We calculate the value of each variable subaccount at the close of business on each valuation date.

Variable account - Consists of separate subaccounts to which you may allocate purchase payments; each subaccount invests in shares of one fund. The value of your investment in each variable subaccount changes with the performance of the fund.

Withdrawal value - The amount you are entitled to receive if you make a full withdrawal from your contract. It is the contract value minus any applicable charges.

The Contract in Brief

Purpose: The purpose of the contract is to allow you to accumulate money for retirement. You do this by making one or more investments (purchase payments) that may earn returns that increase the value of the contract. The contract provides lifetime or other forms of payouts beginning at a specified date (the retirement date). As in the case of other annuities, it may not be advantageous for you to purchase this contract as a replacement for, or in addition to an existing annuity.


Free look period: You may return your contract to your sales representative or to our office within the time stated on the first page of your contract and receive a full refund of the contract value. We will not deduct any charges. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. (Exception: If the law requires, we will refund all of your purchase payments.)

Accounts:Currently, you may allocate your purchase payments among any or all of:

o the variable subaccounts, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the retirement date will equal or exceed the total purchase payments you allocate to the variable subaccounts. (p. )

o the fixed account, which earns interest at a rate that we adjust periodically. (p. )

Buying your contract: Your sales representative will help you complete and submit an application. Applications are subject to acceptance at our office. You may buy a nonqualified annuity or a qualified annuity. You must make an initial lump-sum purchase payment. You have the option of making additional purchase payments in the future. Some states have time limitations for making additional purchase payments.

o    Minimum initial purchase payment - $2,000

o Minimum additional purchase payment - $100 ($50 for Systematic Investment Plan payments)

o    Maximum total purchase payments (without prior approval) -
                  $1,000,000 (for issue ages up to 85)
                  $100,000 (for issue ages 86 to 90) (p. )

Transfers: Subject to certain restrictions you currently may redistribute your money among accounts without charge at any time until annuity payouts begin, and once per contract year among the subaccounts after annuity payouts begin. You may establish automated transfers among the fixed account and subaccounts. Fixed account transfers are subject to special restrictions. (p. )

Withdrawals: You may withdraw all or part of your contract value at any time before the retirement date. You also may establish automated partial withdrawals. Withdrawals may be subject to charges and tax penalties (including a 10% IRS penalty if you make withdrawals prior to your reaching age 59 1/2) and may have other tax consequences; also, certain restrictions apply. (p. )

Changing ownership: You may change ownership of a nonqualified annuity by written instruction, but this may have federal income tax consequences. Restrictions apply to changing ownership of a qualified annuity. (p. )

Benefits in case of death: If you or the annuitant die before annuity payouts begin, we will pay the beneficiary an amount at least equal to the contract value. (p. )

Annuity payouts: You can apply your contract value to an annuity payout plan that begins on the retirement date. You may choose from a variety of plans to make sure that payouts continue as long as you like. If you purchased a qualified annuity, the payout schedule must meet the requirements of the qualified plan. We can make payouts on a fixed or variable basis, or both. Total monthly payouts may include amounts from each variable subaccount and the fixed account. (p. )


Taxes: Generally, your contract grows tax-deferred until you make withdrawals from it or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the owner. However, Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements. (p.)


Charges:


o    $30 annual contract administrative charge;
o    0.15% variable account administrative charge;
o 1.00% mortality and expense risk fee if death benefit Option A applies; or 1.10% mortality and expense risk fee if death benefit Option B applies;
o    withdrawal charge;
o any premium taxes that may be imposed on us by state or local governments. Currently, we deduct any applicable premium tax when you make a total withdrawal or when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments; and
o    the operating expenses of the funds.


Expense Summary

The purpose of this table is to help you understand the various costs and expenses associated with your contract.

You pay no sales charge when you purchase your contract. We show all costs that you bear directly or indirectly for the variable subaccounts and funds below. Some expenses may vary as we explain under "Charges."

Contract owner expenses:

Withdrawal charge
(contingent deferred sales charge as a percentage of purchase payment withdrawn)


          Years from purchase                      Withdrawal charge
            payment receipt                            percentage
                   1                                       8%
                   2                                       8
                   3                                       7
                   4                                       6
                   5                                       5
                   6                                       4
                   7                                       2
               Thereafter                                  0


Annual contract administrative charge                    $30

Annual variable account expenses
(as a percentage of average subaccount value and will vary depending on death option that applies)

   Variable account administrative charge                Option A                 Option B
                                                          0.15%                    0.15%

   Mortality and expense risk fee
                                                          1.00%                    1.10%

Total annual variable account expenses                    1.15%                    1.25%

Annual operating expenses of the funds
(as a percentage of average daily net assets)

                                                            Management      12b-1    Other
                                                               Fees         Fees     Expenses    Total

New Fund
New Fund
New Fund
New Fund

AXP SM Variable Portfolio - Bond Fund
AXP SM Variable Portfolio - Cash Management Fund
AXP SM Variable Portfolio - Extra Income Fund
AXP SM Variable Portfolio - Global Bond Fund
AXP SM Variable Portfolio - Managed Fund
AXP SM Variable Portfolio - New Dimensions Fund

New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

Example:*

You would pay the following expenses on a $1,000 investment in an annuity with a 1.00% mortality and expense risk fee, assuming 5% annual return and:

                                                        a full withdrawal at the     no withdrawal or selection of an annuity
                                                        end of each time period      payout plan at the end of each time period

                                                         1 year         3 years                 1 year           3 years

New Fund
New Fund
New Fund
New Fund

AXP Variable Portfolio - Bond Fund
AXP Variable Portfolio - Cash Management Fund
AXP Variable Portfolio - Extra Income Fund
AXP Variable Portfolio - Global Bond Fund
AXP Variable Portfolio - Managed Fund
AXP Variable Portfolio - New Dimensions Fund

New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund


You would pay the following expenses on a $1,000 investment in an annuity with a
1.10% mortality and expense risk fee, assuming a 5% annual return and:
                                                          a full withdrawal at the      no withdrawal or selection of an annuity
                                                          end of each time period       payout plan at the end of each time period

                                                           1 year        3 years               1 year          3 years

New Fund
New Fund
New Fund
New Fund

AXP Variable Portfolio - Bond Fund
AXP Variable Portfolio - Cash Management Fund
AXP Variable Portfolio - Extra Income Fund
AXP Variable Portfolio - Global Bond Fund
AXP Variable Portfolio - Managed Fund
AXP Variable Portfolio - New Dimensions Fund

New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

In this example, the $30 annual contract administrative charge is approximated as a ________% charge based on the average estimated contract size. Premium taxes imposed by some state and local governments are not reflected in this example. We entered into certain arrangements under which we are compensated by the funds' advisors and/or distributors for the administrative services we provide to the funds.

You should not consider this example to be a representation of past or future expenses. Actual expenses may be more or less than those shown.

Condensed Financial Information (unaudited)

The following tables give per-unit information about the financial history of each variable subaccount. We have not provided this information for some of the subaccounts because they are new and do not have any history.

[To be filed by amendment]

Financial Statements

[To be filed by amendment]

Performance Information


Performance information for the variable subaccounts may appear from time to time in advertisements or sales literature. This information reflects the performance of a hypothetical investment in a particular subaccount during a specified time period. Currently, we do not provide any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.


We include non-recurring charges (such as withdrawal charges) in total return figures, but not in yield quotations. Excluding non-recurring charges in yield calculations increases the reported value.


Total return figures reflect the deduction of all applicable charges including:
o        contract administrative charge;
o        mortality and expense risk fee;
o        variable account administrative charge; and
o withdrawal charge (assuming a withdrawal at the end of the illustrated period)

We also show optional total return quotations that do not reflect a withdrawal charge deduction (assuming no withdrawal). We may show total return quotations by means of schedules, charts or graphs.

Average annual total return is the average annual compounded rate of return of the investment over a period of one, five and 10 years (or up to the life of the subaccount if it is less than 10 years old).


Cumulative total return is the cumulative change in the value of the investment over a specified time period. We assume that income earned by the investment is reinvested. Cumulative total return will be higher than average annual total return because it is not averaged.

Annualized simple yield (for subaccounts investing in money market funds) "annualizes" the income generated by the investment over a given seven-day period. That is, we assume the amount of income generated by the investment during the period will be generated each seven-day period for a year. We show this as a percentage of the investment.

Annualized compound yield (for subaccounts investing in money market funds) is calculated like simple yield except that we assume the income is reinvested when we annualize it. Compound yield will be higher than simple yield because of the compounding effect of the assumed reinvestment.

Annualized yield (for subaccounts investing in income funds) divides the net investment income (income less expenses) for each accumulation unit during a given 30-day period by the value of the unit on the last day of the period. We then convert the result to an annual percentage.

You should consider performance information in light of the investment objectives and policies, characteristics and quality of the fund in which the subaccount invests and the market conditions during the given time period. Advertised yields and total return figures include charges that reduce the advertised performance. Therefore, you should not compare subaccount performance to that of mutual funds that sell their shares directly to the public. (See the SAI for a further description of methods used to determine total return and yield). If you would like additional information about actual performance, contact us at the address or telephone number on page 1 of this prospectus.

The Variable Account

You may allocate purchase payments to any or all of the subaccounts of the variable account that invest in shares of the following funds (Subaccounts depend on the mortality and expense risk fee that applies to your contract):

                                      Subaccount at 1.00%    Subaccount at 1.10%
New Fund
New Fund
New Fund
New Fund
IDS Life Global Yield Fund
IDS Life Growth Dimensions Fund
IDS Life Income Advantage Fund
IDS Life Managed Fund
IDS Life Moneyshare Fund
IDS Life Special Income Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund

We reserve the right to limit the maximum number of subaccounts to which you can allocate purchase payments or contract value at any time.

The variable account also includes other subaccounts that are available under contracts not described in this prospectus. The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business.

The U.S. Treasury and the Internal Revenue Service (IRS) said that they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may offer and how many exchanges among subaccounts it may allow before the contract owner would be currently taxed on income earned within subaccount assets. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the contract owner will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

The variable account was established under Indiana law on July 15, 1987, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of American Enterprise Life.

The Funds

New Fund
New Fund
New Fund                [To be filed by amendment]
New Fund

AXP Variable Portfolio - Bond Fund
Objective: high level of current income while conserving the value of the investment for the longest time period. Invests primarily in investment-grade bonds.

AXP Variable Portfolio - Cash Management Fund
Objective: maximum current income consistent with liquidity and conservation of capital. Invests in money market securities.

AXP Variable Portfolio - Extra Income Fund
Objective: high current income, with capital growth as a secondary objective. Invests primarily in long-term, high-yielding, high-risk debt securities below investment grade issued by U.S. and foreign corporations.

AXP Variable Portfolio - Global Bond Fund
Objective: high total return through income and growth of capital. Invests primarily in a non-diversified portfolio of debt securities of U.S. and foreign issuers.

AXP Variable Portfolio - Managed Fund
Objective: maximum total investment return. Invests primarily in stocks, convertible securities, bonds and money market instruments.

AXP Variable Porfolio - New Dimensions Fund
Objective: long-term growth of capital. Invests primarily in common stocks of U.S. and foreign companies showing potential for significant growth.

New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund               [To be filed by amendment]
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund
New Fund


The investment objectives and policies of some of the funds may be similar to the investment objectives and policies of other mutual funds that the investment advisors or their affiliates manage. Although the objectives and policies may be similar, each fund will have its own portfolio holdings and its own fees and expenses. Accordingly, each fund will have its own investment results.

All funds are available to serve as investment options for variable annuities. Some funds also are available to serve as underlying investments for variable life insurance policies and qualified plans. It is possible that in the future it may be disadvantageous for variable annuity accounts, variable life insurance accounts and/or qualified plans to invest in the available funds simultaneously. Although the insurance company and the funds currently do not foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between annuity owners, policy owners and qualified plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and qualified plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the fund prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and qualified plan accounts.

The IRS has issued final regulations relating to the diversification requirements under Section 817(h) of the Internal Revenue Code of 1986, as amended (Code). Each fund intends to comply with these requirements.


The investment managers or advisors for the funds are as follows:


o American Express Variable Portfolio Funds. American Express Financial Corporation (AEFC) is the investment advisor for American Express Variable Portfolio Funds.

         [Managers and advisors for the new funds to be filed by amendment]


The investment managers and advisors cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on page 1 of this prospectus.

The Fixed Account

You also may allocate purchase payments to the fixed account. We back the principal and interest guarantees relating to the fixed account. The value of the fixed account increases as we credit interest to the account. Purchase payments and transfers to the fixed account become part of the general account of American Enterprise Life, the company's main portfolio of investments. We credit and compound interest daily to produce an effective annual interest rate. We will change the interest rate from time to time at our discretion.

Interests in the fixed account are not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account. Disclosures regarding the fixed account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. (See "Making the Most of Your Contract - Transfer policies" for restrictions on transfers involving the fixed account).

Buying your Contract

Your sales representative will help you prepare and submit your application, and send it along with your initial purchase payment to our office. As the owner, you have all rights and may receive all benefits under the contract. You can own a nonqualified annuity in joint tenancy with rights of survivorship only in spousal situations. You cannot own a qualified annuity in joint tenancy. You can buy a contract or be the annuitant if you are 90 or younger.
(In Pennsylvania, the annuitant must be age 80 or younger.)

When you apply, you may select:
o  the fixed account and/or subaccounts in which you want to invest;
o  how you want to make purchase payments;
o  the date you want to start receiving annuity payouts (the retirement date);
o  a death benefit option; and
o  a beneficiary.

The contract provides for allocation of purchase payments to the subaccounts and/or to the fixed account in even 1% increments.

If your application is complete, we will process it and apply your purchase payment to the fixed account and subaccounts you selected within two business days after we receive it at our office. If we accept your application, we will send you a contract. If we cannot accept your application within five business days, we will decline the application and return your payment. We will credit the additional purchase payments you make to your accounts on the valuation date we receive them. We will value the additional payments at the next accumulation unit value calculated after we receive your payments at our office.

You may make monthly payments to your contract under a Systematic Investment Plan (SIP). You must make an initial purchase payment of at least $2,000. Then, to begin the SIP, you will complete and send a form and your first SIP payment along with your application. There is no charge for SIP. You can stop your SIP payments at any time.

In most states, you may make additional purchase payments to nonqualified and qualified annuities until the retirement date. In Maryland and Washington, you may make additional purchase payments to nonqualified annuities until the later of the annuitant's 63rd birthday or the third contract anniversary, and you may make additional purchase payments to qualified annuities until the annuitant's 63rd birthday. In Massachusetts, you may make additional purchase payments for ten years only.

The retirement date
Annuity payouts are scheduled to begin on the retirement date. You can align this date with your actual retirement from a job, or it can be a different future date, depending on your needs and goals and on certain restrictions. You also can change the date, provided you send us written instructions at least 30 days before annuity payouts begin.

For nonqualified annuities and Roth IRAs, the retirement date must be:

o no earlier than the 60th day after the contract's effective date; and
o no later than the annuitant's 85th birthday (or the 10th contract anniversary, if later).

For qualified annuities (except Roth IRAs), to avoid IRS penalty taxes, the retirement date generally must be:

o    on or after the date the annuitant reaches age 59 1/2; and
o for IRAs and SEPs, by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2; or
o    for TSAs:
     - by April 1 of the year following the calendar year when the annuitant reaches age 70 1/2, or, if later, retires (except that 5% business owners may not select a retirement date that is later than April 1 of the year following the calendar year when they reach age 70 1/2.)

If you are taking the minimum IRA or TSA distributions as required by the Code from another tax-qualified investment, or in the form of partial withdrawals from this contract, annuity payouts can start as late as the annuitant's 85th birthday or the 10th contract anniversary, if later. (In Pennsylvania, annuity payouts must start no later than annuitant's 82nd birthday or the eighth contract anniversary.)

Beneficiary
If death benefits become payable before the retirement date while the contract is in force and before annuity payouts begin, we will pay your named beneficiary all or part of the contract value. If there is no named beneficiary, then you or your estate will be the beneficiary. (See "Benefits in case of death" for more about beneficiaries.)

Purchase payment amounts
Minimum initial purchase payment (includes SIPs): $2,000

Minimum additional purchase payment:
         $100 for regular purchase payments
         $ 50 for SIPs

Maximum total purchase payments:
         $1,000,000 (for issue ages up to 85 without prior approval) $100,000 (for issue ages 86 to 90 without prior approval)

How to make purchase payments
By letter

Send your check along with your name and contract number to:

         Regular mail:
         American Enterprise Life Insurance Company
         80 South Eighth Street
         P.O. Box 534
         Minneapolis, MN 55440-0534

         Express mail:
         American Enterprise Life Insurance Company
         Attention: Unit 829
         733 Marquette Avenue
         Minneapolis, MN 55402

By SIP:

Contact your sales representative to complete the necessary SIP paperwork.

Charges

Contract administrative charge
We charge this fee for establishing and maintaining your records. We deduct $30 from the contract value on your contract anniversary at the end of each contract year. We prorate this charge among the subaccounts and the fixed account in the same proportion your interest in each account bears to your total contract value. We will waive this charge when the contract value is $50,000 or more on the current contract anniversary. If you take a full withdrawal from your contract, we will deduct the $30 annual charge at the time of withdrawal regardless of the contract value. We cannot increase the annual contract administrative charge and it does not apply after annuity payouts begin or when we pay death benefits.

Variable  account  administrative  charge
We apply this charge daily to the variable subaccounts. It is reflected in the unit values of the subaccounts and it totals 0.15% of their average daily net assets on an annual basis. It covers certain administrative and operating expenses of the subaccounts such as accounting, legal and data processing fees and expenses involved in the preparation and distribution of reports and prospectuses. We cannot increase the variable account administrative charge.

Mortality and expense risk fee
We charge this fee daily to the variable subaccounts. The unit values of your subaccounts reflect this fee and it totals either 1.00% or 1.10% of their average daily net assets on an annual basis depending on the death benefit option that applies to your contract. If death benefit Option A applies, the mortality and expense risk fee is 1.00%. If death Option B applies, the mortality and expense risk fee is 1.10%. This fee covers the mortality and expense risk that we assume. Approximately two-thirds of this amount is for our assumption of mortality risk, and one-third is for our assumption of expense risk. This fee does not apply to the fixed account.

Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract, no matter how long a specific annuitant lives and no matter how long our entire group of annuitants live. If, as a group, annuitants outlive the life expectancy we assumed in our actuarial tables, then we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee.

Expense risk arises because we cannot increase the contract administrative charge and variable account administrative charge and these charges may not cover our expenses. We would have to make up any deficit from our general assets.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:
o first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;
o then, if necessary, the funds redeem shares to cover any remaining fees payable

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses. We do not expect that the withdrawal charge, discussed in the following paragraphs, will cover sales and distribution expenses.

Withdrawal charge
If you withdraw part or all of your contract, you may be subject to a withdrawal charge. We calculate the withdrawal charge by drawing from your total contract value in the following order:

o After the first contract year, we withdraw up to 10% of your prior anniversary contract value that you have not yet withdrawn during that contract year. We do not assess a withdrawal charge on this amount.

o During the first contract year, we withdraw contract earnings, if any. After the first contract year, we withdraw those contract earnings that are greater than any applicable 10% free withdrawal amount described above. Contract earnings are contract value minus all purchase payments received and not previously withdrawn. We determine contract earnings by looking at the entire contract value, not the earnings of any particular subaccount or the fixed account. We do not assess a withdrawal charge on contract earnings.

o Next, we withdraw purchase payments we received eight or more years before the withdrawal and not previously withdrawn. We do not assess a withdrawal charge on these purchase payments.

o Finally, if necessary, we withdraw purchase payments received in the seven years before the withdrawal on a "first-in, first-out" (FIFO) basis. We do assess a withdrawal charge on these payments. We determine your withdrawal charge by multiplying each of these payments by the applicable withdrawal charge percentage, and then totaling the withdrawal charges.

The withdrawal charge percentage depends on the number of years since you made the payments withdrawn.

     Years from purchase            Withdrawal charge
       payment receipt                 percentage
              1                            8%
              2                             8
              3                             7
              4                             6
              5                             5
              6                             4
              7                             2
          Thereafter                        0

Withdrawal charge calculation example

The following is an example of the calculation we would make to determine the withdrawal charge on a contract with this history:

o The contract date is July 1, 1999 with a contract year of July 1 through June 30 and with an anniversary date of July 1 each year; and

o    We received these payments:
        - $10,000 July 1, 1999;
        - $8,000 Dec. 31, 2004;
        - $6,000 Feb. 20, 2007; and

o The owner withdraws the contract for its total withdrawal value of $38,101 on Aug. 5, 2009 and had not made any other withdrawals during that contract year; and

o    The prior anniversary July 1, 2008 contract value was $38,488.


         Withdrawal charge                                         Explanation
                 $0                   $3,848.80 is 10% of the prior anniversary contract value withdrawn without withdrawal charge; and

                 $0                   $10,252.20 is contract earnings in excess of the 10% free withdrawal amount withdrawn without withdrawal charge; and

                 $0                   $10,000 July 1, 1999 payment was received eight or more years before withdrawal and is withdrawn without withdrawal charge; and

                 400                  $8,000 Dec. 31, 2004 payment is in its fifth year from receipt, withdrawn with a 5% withdrawal charge; and

                 420                  $6,000 Feb. 20, 2007 payment is in its third year from receipt withdrawn with a 7% withdrawal charge.

-------------------------------------
                $820

For a partial withdrawal that is subject to a withdrawal charge, the amount we actually withdraw from your contract value will be the amount you request plus any applicable withdrawal charge. We apply the withdrawal charge to this total amount. We pay you the amount you requested. If you take a full withdrawal from your contract, we also will deduct the $30 contract administrative charge.

Waiver of withdrawal charge
We do not assess withdrawal charges for:

o    withdrawals of any contract earnings during the first contract year;
o withdrawals during each contract year after the first totaling the greater of 10% of your prior contract anniversary contract value or contract earnings;
o required minimum distributions from a qualified annuity (for those amounts required to be distributed from the contract described in this prospectus);
o    contracts settled using an annuity payout plan;
o    death benefits;
o withdrawals you make under your contract's "Waiver of Withdrawal Charges" provision. To the extent permitted by state law, your contract will include this provision when the owner and annuitant are under age 76 on the date we issue the contract. We will waive withdrawal charges that normally are assessed upon full or partial withdrawal if you provide proof satisfactory to us that, as of the date you request the withdrawal, you or the annuitant are confined to a hospital or nursing home and have been for the prior 60 days. (See your contract for additional conditions and restrictions on this waiver); and
o withdrawals you make if you or the annuitant are diagnosed in the second or later contract years as disabled with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the licensed physician's statement. You must provide us with a licensed physician's statement containing the terminal illness diagnosis and the date the terminal illness was initially diagnosed.

Possible group reductions: In some cases, we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may be able to reduce or eliminate the contract administrative and withdrawal charges. However, we expect this to occur infrequently.

Premium taxes
Certain state and local governments impose premium taxes (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium tax when you make a full withdrawal from your contract or when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you make purchase payments.

Valuing your Investment

We value your fixed account and variable subaccounts as follows:

Fixed account: We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:
o the sum of your purchase payments and transfer amounts allocated to the fixed account;
o   plus interest credited;
o minus the sum of amounts withdrawn (including any applicable withdrawal charges) and amounts transferred out; and
o   minus any prorated contract administrative charge.

Variable subaccounts: We convert amounts you allocated to the variable subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the variable subaccounts, we credit a certain number of accumulation units to your contract for that subaccount. Conversely, each time you take a partial withdrawal, transfer amounts out of a variable subaccount or we assess a contract administrative charge, we subtract a certain number of accumulation units from your contract.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses.
Here is how we calculate accumulation unit values:

Number of units
To calculate the number of accumulation units for a particular subaccount, we divide your investment, after deduction of any premium taxes, by the current accumulation unit value.

Accumulation unit value
The current accumulation unit value for each variable subaccount equals the last value times the subaccount's current net investment factor.

Net investment factor
We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per-share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a variable subaccount.

Factors that affect variable subaccount accumulation units
Accumulation units may change in two ways: in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

o        additional purchase payments you allocate to the variable subaccounts;
o        transfers into or out of the variable subaccounts;
o        partial withdrawals;
o        withdrawal charges; and/or
o        prorated portions of the contract administrative charge.

Accumulation unit values will fluctuate due to:

o   changes in funds net asset value;
o   dividends distributed to the variable subaccounts;
o   capital gains or losses of funds;
o   fund operating expenses;
o   mortality and expense risk fees; and/or
o   variable account administrative charges.

Making the Most of your Contract

Automated dollar-cost averaging
Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals). For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others, or from the fixed account to one or more subaccounts. You also can obtain the benefits of dollar-cost averaging by setting up regular automatic SIP payments. There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the underlying funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.


How dollar-cost averaging works
                        Month          Amount          Accumulation        Number of units
                                      invested          unit value            purchased
By investing an         Jan             $100                $20                 5.00
equal number of
dollars each month...   Feb              100                18                  5.56

                        Mar              100                17                  5.88

you automatically       Apr              100                15                  6.67
buy more units
when the per unit       May              100                16                  6.25
market price is low...
                        Jun              100                18                  5.56

                        Jul              100                17                  5.88

                        Aug              100                19                  5.26

and fewer units         Sept             100                21                  4.76
when the per unit
market price is high    Oct              100                20                  5.00

You have paid an average price of only $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features, contact your sales representative. Some restrictions may apply.


Asset rebalancing
You can ask us in writing to automatically rebalance the variable subaccount portion of your contract value either quarterly, semi-annually or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your contract value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. Asset rebalancing does not apply to the fixed account. There is no charge for asset rebalancing.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your contract value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

Transferring money between accounts
You may transfer money from any one variable subaccount, or the fixed account, to another subaccount before annuity payouts begin. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. We will value your transfer at the next accumulation unit value calculated after we receive your request. There is no charge for transfers. Before making a transfer, you should consider the risks involved in switching investments.

We may suspend or modify transfer privileges at any time. Excessive trading activity can disrupt fund management strategy and increase expenses, which are borne by all contract owners who allocated purchase payments to the fund regardless of their transfer activity. We may apply modifications or restrictions in any reasonable manner to prevent transfers we believe will disadvantage other contract owners. (For information on transfers after annuity payouts begin, see "Transfer policies" below).

Transfer policies
o Before annuity payouts begin, you may transfer contract values between the variable subaccounts or from the subaccounts to the fixed account at any time. However, if you made a transfer from the fixed account to the subaccounts, you may not make a transfer from any subaccount back to the fixed account for six months following that transfer.

o You may transfer contract values from the fixed account to the variable subaccounts on or within 30 days before or after the contract anniversary (except for automated transfers, which can be set up for certain transfer periods subject to certain minimums). The transfer from the fixed account to the subaccounts will be effective on the valuation date we receive it.

o We will not accept requests for transfers from the fixed account at any other time.

o Once annuity payouts begin, you may not make transfers to or from the fixed account, but you may make transfers once per contract year among the variable subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.

How to request a transfer or a withdrawal
1        By letter

Send your name, contract number, Social Security Number or Taxpayer Identification Number and signed request for a transfer or withdrawal to:

Regular mail:
American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN 55440-0534

Express mail:
American Enterprise Life Insurance Company
Attention: Unit 829
733 Marquette Avenue
Minneapolis, MN 55402

Minimum amount
Transfers or withdrawals:    $500 or entire subaccount or fixed account balance

Maximum amount
Transfers or withdrawals:    Contract value or the entire variable subaccount
                             or fixed account balance

2        By automated transfers and automated partial withdrawals


Your sales representative can help you set up automated transfers among your subaccounts or fixed account or partial withdrawals from the accounts.


You can start or stop this service by written request or other method acceptable to us. You must allow 30 days for us to change any instructions that currently are in place.

o Automated transfers may not exceed an amount that, if continued, would deplete the fixed account or subaccounts from which you are transferring within 12 months unless we agree otherwise.

o Automated transfers and automated partial withdrawals are subject to all of the contract provisions and terms, including transfer of contract values between accounts. Automated withdrawals may be restricted by applicable law under some contracts.

o Automated partial withdrawals may result in IRS taxes and penalties on all or part of the amount withdrawn.


Minimum amount
Automated transfers or withdrawals:                $100 monthly/$250 quarterly,
                                                   semiannually or annually

Maximum amount
Automated transfers or withdrawals:                Contract value (except for
                                                   automated transfers from the
                                                   fixed account)


3        By Phone

Call between 8 a.m. and 6 p.m. Central time:

1-800-333-3437 or
(612) 671-7700 (Minneapolis/St. Paul area)

Minimum amount
For transfers or withdrawals: $500 or entire subaccount or fixed account balance

Maximum amount
For transfers: Contract value or the entire subaccount or fixed account balance For withdrawals: $25,000

We answer telephone requests promptly, but you may experience delays when the call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

We will honor any telephone transfer or withdrawal requests that we believe are authentic and we will use reasonable procedures to confirm that they are. This includes asking identifying questions and tape recording calls. We will not allow a telephone surrender within 30 days of an address change. As long as we follow the procedures, we (and our affiliates) will not be liable for any loss resulting from fraudulent requests.

Telephone transfers and withdrawals are automatically available. You may request that telephone transfers and withdrawals not be authorized from your account by writing to us.

Withdrawals from your Contract

You may withdraw all or part of your contract at any time before annuity payouts begin by sending us a written request or calling us. We will process your withdrawal request on the valuation date we receive it. For total withdrawals, we will compute the value of your contract at the next accumulation unit value calculated after we receive your request. We may ask you to return the contract. You may have to pay withdrawal charges (see "Charges - Withdrawal charge") and IRS taxes and penalties (see "Taxes"). You cannot make withdrawals after annuity payouts begin.

Withdrawal policies
If you have a balance in more than one account and you request a partial withdrawal, we will withdraw money from all your subaccounts and/or the fixed account in the same proportion as your value in each account correlates to your total contract value, unless you request otherwise.

Receiving payment when you request a withdrawal By regular or express mail:

o        Payable to you.
o        Mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

Normally, we will send the payment within seven days after receiving your request. However, we may postpone the payment if:

      - the withdrawal amount includes a purchase payment check that has not cleared;
      -  the NYSE is closed, except for normal holiday and weekend closings;
      -  trading on the NYSE is restricted, according to SEC rules;
      - an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or
      - the SEC permits us to delay payment for the protection of security holders.

TSA Special Withdrawal Provisions

Participants in tax-sheltered annuities: The Code imposes certain restrictions on your right to receive early distributions from a TSA:

o Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:
         - you are at least age 59 1/2;
         - you are disabled as defined in the Code;
         - you separated from the service of the employer who purchased the contract; or
         - the distribution is because of your death.

o If you encounter a financial hardship (as defined by the Code), you may receive a distribution of all contract values attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

o Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see "Taxes").

o The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered variable annuity contract or investment vehicle available through the employer.

Changing Ownership

You may change ownership of your nonqualified annuity at any time by completing a change of ownership form we approve and sending it to our office. The change will become binding upon us when we receive and record it. We will honor any change of ownership request that we believe is authentic and we will use reasonable procedures to confirm authenticity. If we follow these procedures, we will not take any responsibility for the validity of the change.

If you have a nonqualified annuity, you may incur income tax liability by transferring, assigning or pledging any part of it. (See "Taxes.")

If you have a qualified annuity, you may not sell, assign, transfer, discount or pledge your contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code.

Benefits in Case of Death

There are two death benefit options under this contract. If you or the annuitant are age 79 or older on the contract date, Option A will apply. If you and the annuitant are under age 79 on the contract date, you can elect either Option A or Option B on your application. Once you elect an option, you cannot change it. We show the option that applies in your contract. The death benefit option that applies determines the mortality and expense risk fee that is assessed against the subaccounts. (See "Charges - Mortality and Expense Risk Fee").

Under either option, we will pay the death benefit to your beneficiary upon the earlier of your death or the annuitant's death. If a contract has more than one person as the owner, we will pay benefits upon the first to die of any owner or the annuitant. Other rules apply to qualified annuities. (See "Taxes").

Option A
We will pay the beneficiary the greater of:

1.  the contract value; or
2.  the total purchase payment paid less "adjustments for partial withdrawals."

You may be eligible for contract value credits if you choose Option A (see "Valuing your Investment").

Option B
We will pay the beneficiary the greatest of:

1.  the contract value; or
2.  the total purchase payments paid less "adjustments for partial withdrawals;
    "or
3. the highest contract value on any prior contract anniversary before either you or the annuitant's 81st birthday, plus any purchase payments you made since that contract anniversary and less any "adjustments for partial withdrawals" since that contract anniversary. After either you or the annuitant's 81st birthday, this value will only change due to additional payments or "adjustments for partial withdrawals."

Adjustments for partial withdrawals: Under either Option A or Option B, we calculate "adjustments for partial withdrawals" for each partial withdrawal as the product of (a) times (b) where:

         (a) is the ratio of the amount of the partial withdrawal (including any applicable withdrawal charge) to the contract value on the date of (but prior to) the partial withdrawal; and

         (b) is the death benefit on the date of (but prior to) the partial withdrawal.

Example:

         [To be filed by amendment]


If your spouse is sole beneficiary under a nonqualified annuity and you die before the retirement date, your spouse may keep the contract as owner. To do this your spouse must, within 60 days after we receive proof of death, give us written instructions to keep the contract in force.

Under a qualified annuity, if the annuitant dies before the Code requires distributions to begin, and the spouse is the only beneficiary, the spouse may keep the contract as owner until the date on which the annuitant would have reached age 70 1/2 or any other date permitted by the Code. To do this, the spouse must give us written instructions within 60 days after we receive proof of death.

Payments: Under a nonqualified annuity, we will pay the beneficiary in a single sum unless you give us other written instructions. We must fully distribute the death benefit within five years of your death. However, the beneficiary may receive payouts under any annuity payout plan available under this contract if:

o the beneficiary asks us in writing within 60 days after we receive proof of death; and
o payouts begin no later than one year after your death, or other date as permitted by the Code; and
o the payout period does not extend beyond the beneficiary's life or life expectancy.

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the contract's value at the next accumulation unit value calculated after our death claim requirements are fulfilled. We will pay interest, if any, from the date of death at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

Other rules may apply to qualified annuities. (See "Taxes").

The Annuity Payout Period


As owner of the contract, you have the right to decide how and to whom annuity payouts will be made starting at the retirement date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements. We do not deduct withdrawal charges under the payout plans listed below.

You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the contract value on your retirement date (less any applicable premium tax). You may reallocate this contract value to the fixed account to provide fixed dollar payouts and/or among the subaccounts to provide variable annuity payouts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest.


Amounts of fixed and variable payouts depend on:
o        the annuity payout plan you select;
o        the annuitant's age and, in most cases, sex;
o        the annuity table in the contract; and
o        the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the underlying funds will fluctuate. (In the case of fixed annuities, payouts remain the same from month to month). For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of your Contract - Transfer policies."

Annuity Table
The annuity table in your contract shows the amount of the first monthly payment for each $1,000 of contract value according to the age and, when applicable, the sex of the annuitant. (Where required by law, we will use a unisex table of settlement rates). The table assumes that the contract value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts.

Substitution of 3.5% Table
If you ask us at least 30 days before the retirement date, we will substitute an annuity table based on an assumed 3.5% investment rate for the 5% table in the contract. The assumed investment rate affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. Using the 5% table results in a higher initial payment, but later payouts will increase more slowly when annuity unit values are rising and decrease more rapidly when they are declining.

Annuity payout plans
You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before contract values are to be used to purchase the payout plan:

o Plan A - Life annuity - no refund: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we have made only one monthly payout, we will not make any more payouts.

o Plan B - Life annuity with five, 10 or 15 years certain: We make monthly payouts for a guaranteed payout period of five, 10 or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the retirement date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

o Plan C - Life annuity - installment refund: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

o Plan D - Joint and last survivor life annuity - no refund: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.


o Plan E - Payouts for a specified period: We make monthly payouts for a specific payout period of 10 to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that an annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. A 10% IRS penalty tax could apply under this payout plan. (See "Taxes").

Restrictions for some qualified plans: If you purchased a qualified annuity, you may be required to select a payout plan that provides for payouts:

o        over the life of the annuitant;
o        over the joint lives of the annuitant and a designated beneficiary;
o        for a period not exceeding the life expectancy of the annuitant; or
o for a period not exceeding the joint life expectancies of the annuitant and a designated beneficiary.

You have the responsibility for electing a payout plan the complies with your contract and with applicable law.

If we do not receive instructions: You must give us written instructions for the annuity payouts at least 30 days before the annuitant's retirement date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed. Contract values that you have allocated to the fixed account will provide fixed dollar payouts and contract values that you have allocated among the subaccounts will provide variable annuity payouts.

If monthly payouts would be less than $20: We will calculate the amount of monthly payouts at the time the contract value is used to purchase a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the contract value to the owner in a lump sum or to change the frequency of the payouts.

Death after annuity payouts begin
If you or the annuitant die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

Taxes

Generally, under current law, any increase in your contract value is taxable to you only when you receive a payout or withdrawal (see detailed discussion below). Any portion of the annuity payouts and any withdrawals you request that represent ordinary income normally are taxable. We will send you a tax information reporting form for any year in which we made a taxable distribution according to our records. Roth IRAs may grow and be distributed tax free if you meet certain distribution requirements.

Qualified annuities: We designed this contract for use with qualified retirement plans. Special rules apply to these retirement plans. Your rights to benefits may be subject to the terms and conditions of these retirement plans regardless of the terms of the contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions during your life (except for Roth IRAs) and after your death. You should refer to your retirement plan or adoption agreement, or consult a tax adviser for more information about these distribution rules.

Annuity payouts under nonqualified annuities: A portion of each payout will be ordinary income and subject to tax, and a portion of each payout will be considered a return of part of your investment and will not be taxed. All amounts you receive after your investment in the contract is fully recovered will be subject to tax.

Tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same owner during a calendar year be taxed as a single, unified contract when you take distributions from any one of those contracts.

Annuity payouts under qualified annuities (except Roth IRAs): Under a qualified annuity, the entire payout generally is includable as ordinary income and is subject to tax except to the extent that contributions were made with after-tax dollars. If you or your employer invested in your contract with deductible or pre-tax dollars as part of a qualified retirement plan, such amounts are not considered to be part of your investment in the contract and will be taxed when paid to you.

Withdrawals: If you withdraw part or all of your contract before your annuity payouts begin, your withdrawal payment will be taxed to the extent that the value of your contract immediately before the withdrawal exceeds your investment. You also may have to pay a 10% IRS penalty for withdrawals you make before reaching age 59 1/2 unless certain exceptions apply. For qualified annuities, other penalties may apply if you make withdrawals from your contract before your plan specifies that you can receive payouts.

Death benefits to beneficiaries: The death benefit under a contract (except a Roth IRA) is not tax exempt. Any amount your beneficiary receives that represents previously deferred earnings within the contract is taxable as ordinary income to the beneficiary in the years he or she receives the payments. The death benefit under a Roth IRA generally is not taxable as ordinary income to the beneficiary if certain distribution requirements are met.

Annuities owned by corporations, partnerships or trusts: For nonqualified annuities any annual increase in the value of annuities held by such entities generally will be treated as ordinary income received during that year. This provision is effective for purchase payments made after Feb. 28, 1986. However, if the trust was set up for the benefit of a natural person only, the income will remain tax deferred.

Penalties: If you receive amounts from your contract before reaching age 59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty will not apply to any amount received by you or your beneficiary:

o        because of your death;
o        because you become disabled (as defined in the Code);
o if the distribution is part of a series of substantially equal periodic payments, made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary); or
o if it is allocable to an investment before Aug. 14, 1982 (except for qualified annuities).

For a qualified annuity, other penalties or exceptions may apply if you make withdrawals from your contract before your plan specifies that payouts can be made.

Withholding, generally: If you receive all or part of the contract value, we may deduct withholding against the taxable income portion of the payment. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual tax return.

If the payment is part of an annuity payout plan, we generally compute the amount of withholding using payroll tables. You may provide us with a statement of how many exemptions to use in calculating the withholding. As long as you've provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have any withholding occur.

If the distribution is any other type of payment (such as a partial or full withdrawal) we compute withholding using 10% of the taxable portion. Similar to above, as long as you have provided us with a valid Social Security Number or Taxpayer Identification Number, you can elect not to have this withholding occur.

Some states also may impose withholding requirements similar to the federal withholding described above. If this should be the case, we may deduct state withholding from any payment from which we deduct federal withholding. The withholding requirements may differ if we are making payment to a non-U.S. citizen or if we deliver the payment outside the United States.

Withholding from TSAs: If you receive directly all or part of the contract value from your TSA, mandatory 20% income tax withholding generally will be imposed at the time we make the payout. This mandatory withholding is in place of the elective withholding discussed above. This mandatory withholding will not be imposed if:

o instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan;
o the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more; or
o    the payout is a minimum distribution required under the Code.

Payments we make to a surviving spouse instead of being directly rolled over to an IRA also may be subject to mandatory 20% income tax withholding.

State withholding also may be imposed on taxable distributions.

Transfer of ownership of a nonqualified annuity: If you transfer a nonqualified annuity without receiving adequate consideration, the transfer is a gift and also may be a withdrawal for federal income tax purposes. If the gift is a currently taxable event for income tax purposes, the original owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new owner's investment in the contract will be the value of the contract at the time of the transfer.

Collateral assignment of a nonqualified annuity: If you collaterally assign or pledge your contract, earnings on purchase payments you made after Aug. 13, 1982 will be taxed to you like a withdrawal.

Important: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax adviser if you have any questions about taxation of your contract.

Tax qualification
We intend that the contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

Voting Rights


As a contract owner with investments in the variable subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.


Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each variable subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

o   the reserve held in each subaccount for your contract; divided by
o   the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the contract decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of these shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

Substitution of Investments

We may change the funds in which the subaccounts invest if:
o    laws or regulations change;
o    the existing funds become unavailable; or
o    in our judgment, the funds no longer are suitable for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute the funds currently listed in this prospectus for other funds.


We may also:
   o  add new subaccounts;
   o  combine any two or more subaccounts;
   o  make additional subaccounts investing in additional funds;
   o  transfer assets to and from the subaccounts or the variable account; and
   o  eliminate or close any subaccounts.


In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments. We will notify you of any substitution or change.

About the Service Providers


Principal  Underwriter
American Express ____________. serves as the principal underwriter for the contract. Its home office is IDS Tower 10, Minneapolis, MN 55440.

The contracts will be distributed by broker-dealers either directly or through a network of third-party marketers which have entered into distribution agreements with __________ and American Enterprise Life.

         [Compensation information to be filed by amendment]

Issuer
American Enterprise Life issues the contracts. American Enterprise Life is a wholly-owned subsidiary of IDS Life, which is a wholly-owned subsidiary of AEFC. AEFC is a wholly-owned subsidiary of American Express Company. American Express Company is a financial services company principally engaged through subsidiaries (in addition to AEFC) in travel related services, investment services and international banking services.

American Enterprise Life is a stock life insurance company organized in 1981 under the laws of the state of Indiana. Its administrative offices are located at 80 South Eighth Street, Minneapolis, MN 55402. Its statutory address is 100 Capitol Center South, 201 North Illinois Street, Indianapolis, IN 46204. American Enterprise Life conducts a conventional life insurance business.

Legal Proceedings
A number of lawsuits have been filed against life and health insurers in jurisdictions in which American Enterprise Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. American Enterprise Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. On October 13, 1998, an action entitled Richard W. and Elizabeth J. Thoresen vs. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in Minnesota State Court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g., IRAs) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount. American Enterprise Life also is a defendant in various other lawsuits. In American Enterprise Life's opinion, none of these lawsuits will have a material adverse effect on our financial condition.


Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of American Enterprise Life and the variable account. American Enterprise Life and the variable account have no computer systems of their own but are dependent upon the systems of AEFC and certain other third parties.

A comprehensive review of AEFC's computer systems and business processes has been conducted to identify the major systems that could be affected by the Year 2000 issue. Steps are being taken to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's target date for substantially completing corrective measures on business critical systems was December 31, 1998. Substantial testing of these systems is targeted for completion early in 1999. AEFC currently is on track with this schedule and also is on track to finish the work on non-critical systems by June 30, 1999. The Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on the American Enterprise Life's and variable account's operations continues to be evaluated. The potential materiality of any such impact is not known at this time.

AEFC's Year 2000 project includes establishing Year 2000 contingency plans for all key business units. Business continuation plans, which address business continuation in the event of a system disruption, are in place for all key business units. These plans are being amended to include specific Year 2000 considerations and will continue to be refined throughout 1999 as additional information related to potential Year 2000 exposure is gathered.


[This information will be updated so that it is current as of the filing date of the pre-effective amendment]

Table of contents of the Statement of Additional Information

Performance Information................................................
Calculating Annuity Payouts............................................
Rating Agencies........................................................
Principal Underwriter..................................................
Independent Auditors...................................................
Financial Statements...................................................

-------------------------------------------------------------------------------
Please check the appropriate box to receive a copy of the Statement of Additional Information for:


          Variable Annuitysm

          New Fund
          New Fund
          American Express Variable Portfolio Funds
          New Fund
          New Fund
          New Fund
          New Fund
          New Fund
          New Fund
          New Fund
          New Fund
          New Fund

Mail your request to:

American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN 55440-0534
800-333-3437

American Enterprise Life will mail your request to:

Your name

Address

City                                  State                    Zip

                       STATEMENT OF ADDITIONAL INFORMATION

                                       for


                               VARIABLE ANNUITYsm


                  AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT


                                     , 1999



American Enterprise Variable Annuity Account is a separate account established and maintained by American Enterprise Life Insurance Company (American Enterprise Life).


This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI which you can obtain from your sales representative or by writing or calling us at the address or telephone number below. The prospectus is incorporated into this SAI by reference.




American Enterprise Life Insurance Company
80 South Eighth Street
P.O. Box 534
Minneapolis, MN  55440-0534
800-333-3437

                                         TABLE OF CONTENTS

Performance Information................................................

Calculating Annuity Payouts............................................

Rating Agencies........................................................

Principal Underwriter..................................................

Independent Auditors...................................................

Financial Statements

PERFORMANCE INFORMATION

The variable subaccounts may quote various performance figures to illustrate past performance. We base total return and current yield quotations (if applicable) on standardized methods of computing performance as required by the Securities and Exchange Commission (SEC). An explanation of the methods used to compute performance follows below.

Average Annual Total Return

We will express quotations of average annual total return for the variable subaccounts in terms of the average annual compounded rate of return of a hypothetical investment in the contract over a period of one, five and 10 years (or, if less, up to the life of the subaccounts), calculated according to the following formula:

                                           P(1+T)n = ERV

where:            P   =    a hypothetical initial payment of $1,000
                  T   =    average annual total return
                  n   =    number of years
                ERV        = Ending Redeemable Value of a hypothetical $1,000
                           payment made at the beginning of the one-, five-, or 10-year (or other) period at the end of the one-, five-, or 10-year (or other) period (or fractional portion thereof)

We calculated the following performance figures on the basis of historical performance of each fund. Currently, we do not provide any performance information for the subaccounts because they are new and have not had any activity to date. However, we show performance from the commencement date of the funds as if the contract existed at that time which it did not. Although we base performance figures on historical earnings, past performance does not guarantee future results.

                           Average Annual Total Return For Period Ended

Average Annual Total Return with Withdrawal for annuities with a 1.00% mortality and expense risk fee

                                                       Performance Since Commencement of the Fund**
                                                                                      Since
                                                                                      Commencement
Subaccount investing in:                               1 Year     5 Year    10 Year   (Fund)
-----------------------

New Fund (     )*
New Fund (     )
New Fund (     )
New Fund (     )

American Express(R) Variable Portfolio Funds
 AXPSM Variable Portfolio - Bond Fund
 AXPSM Variable Portfolio - Cash Management Fund
 AXPSM Variable Portfolio - Extra Income Fund
 AXPSM Variable Portfolio - Global Bond Fund
 AXPSM Variable Portfolio - Managed Fund
 AXPSM Variable Portfolio - New Dimensions Fund

New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )

* (Commencement date of the funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 1.00% mortality and expense risk fee, a 0.15% variable account administrative charge and applicable withdrawal charges.


Average Annual Total Return without Withdrawal for annuities with 1.00% mortality and expense risk fee

                                                       Performance Since Commencement of the Fund**
                                                                                     Since
                                                                                     Commencement
Subaccount investing in:                              1 Year     5 Year    10 Year   (Fund)
-----------------------

New Fund (     )*
New Fund (     )
New Fund (     )
New Fund (     )

American Express Variable Portfolio Funds
 AXP Variable Portfolio - Bond Fund
 AXP Variable Portfolio - Cash Management Fund
 AXP Variable Portfolio - Extra Income Fund
 AXP Variable Portfolio - Global Bond Fund
 AXP Variable Portfolio - Managed Fund
 AXP Variable Portfolio - New Dimensions Fund

New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )

* (Commencement date of the funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 1.00% mortality and expense risk fee, and a 0.15% variable account administrative charge.

Average Annual Total Return with Withdrawal for annuities with a 1.10% mortality and expense risk fee

                                                       Performance Since Commencement of the Fund**
                                                                                      Since
                                                                                      Commencement
Subaccount investing in:                               1 Year     5 Year    10 Year   (Fund)
-----------------------

New Fund (     )*
New Fund (     )
New Fund (     )
New Fund (     )

American Express Variable Portfolio Funds
 AXP Variable Portfolio - Bond Fund
 AXP Variable Portfolio - Cash Management Fund
 AXP Variable Portfolio - Extra Income Fund
 AXP Variable Portfolio - Global Bond Fund
 AXP Variable Portfolio - Managed Fund
 AXP Variable Portfolio - New Dimensions Fund

New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )

* (Commencement date of the funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 1.10% mortality and expense risk fee, a 0.15% variable account administrative charge and applicable withdrawal charges.


Average Annual Total Return without Withdrawal for annuities with 1.10% mortality and expense risk fee

                                                       Performance Since Commencement of the Fund**
                                                                                     Since
                                                                                     Commencement
Subaccount investing in:                              1 Year     5 Year    10 Year   (Fund)
-----------------------

New Fund (     )*
New Fund (     )
New Fund (     )
New Fund (     )

American Express Variable Portfolio Funds
 AXP Variable Portfolio - Bond Fund
 AXP Variable Portfolio - Cash Management Fund
 AXP Variable Portfolio - Extra Income Fund
 AXP Variable Portfolio - Global Bond Fund
 AXP Variable Portfolio - Managed Fund
 AXP Variable Portfolio - New Dimensions Fund

New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )
New Fund (     )

* (Commencement date of the funds)
** Current applicable charges deducted from fund performance include a $30 contract administrative charge, a 1.10% mortality and expense risk fee, and a 0.15% variable account administrative charge.

Cumulative Total Return

Cumulative total return represents the cumulative change in value of an investment for a given period (reflecting change in a variable subaccount's accumulation unit value). We compute aggregate total return using the following formula:

                                               ERV - P
                                                  P

where:        P = a hypothetical initial payment of $1,000
            ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the one-, five-, or 10- year (or other) period at the end of the one-, five-, or 10- year (or other) period (or fractional portion thereof)


Total return figures reflect the deduction of the withdrawal charge which assumes you withdraw the entire contract value at the end of the one-, five- and 10- year periods (or, if less, up to the life of the variable subaccount). We also may show performance figures without the deduction of a withdrawal charge. In addition, all total return figures reflect the deduction of all other applicable charges including the contract administrative charge, the variable account administrative charge and the mortality and expense risk fee.


Calculation of Yield for Variable Subaccounts Investing in Money Market Funds

Annualized Simple Yield


For variable subaccounts investing in money market funds, we base quotations of simple yield on:
         (a) the change in the value of a hypothetical variable subaccount (exclusive of capital changes and income other than investment income) at the beginning of a particular seven-day period:
         (b) less, a pro rata share of the variable subaccount expenses accrued over the period;
         (c) dividing the difference by the value of the variable subaccount at the beginning of the period to obtain the base period return; and
         (d)  multiplying the base period return by 365/7.

The variable subaccount's value includes:
o   any declared dividends;
o   the value of any shares purchased with dividends paid during the period; and
o   any dividends declared for such shares.


It does not include:
o   the effect of any applicable withdrawal charge; or
o   any realized or unrealized gains or losses.

Annualized Compound Yield

We calculate compound yield using the base period return described above, which we then compound according to the following formula:

Compound Yield = [(Base Period Return + 1)365/7] - 1

Annualized Yields Based on the Seven-Day Period Ending Dec. 31

Variable Subaccount       Investing In                                         Simple Yield   Compound Yield
                            AXP Variable Portfolio - Cash Management Fund           %               %


Annualized Yield for Subaccounts Investing in Income Funds

For the variable subaccounts investing in income funds, we base quotations of yield on all investment income earned during a particular 30-day period, less expenses accrued during the period (net investment income) and compute it by dividing net investment income per accumulation unit by the value of an accumulation unit on the last day of the period according to the following formula:

                           YIELD = 2[a-b + 1)6 - 1]
                                     cd

       where: a = dividends and investment income earned during the period b = expenses accrued for the period (net of reimbursements) c = the average daily number of accumulation units outstanding during the period that were entitled to receive dividends
                d = the maximum offering price per accumulation unit on the last day of the period


The variable subaccount earns yield from the increase in the net asset value of shares of the fund in which it invests and from dividends declared and paid by the fund, which are automatically invested in shares of the fund in which the variable subaccount invests.

Annualized Yield Based on 30-Day Period Ended Dec. 31,

Variable Subaccount            Investing In      Yield
                               Fund 1               %
                               Fund 2
                               Fund 3

Independent rating or statistical services or publishers or publications such as those listed below may quote subaccount performance, compare it to rankings, yields or returns, or use it in variable annuity accumulation or settlement illustrations they publish or prepare:
         The Bank Rate Monitor National Index, Barron's, Business Week, CDA Technologies, Donoghue's Money Market Fund Report, Financial Services Week, Financial Times, Financial World, Forbes, Fortune, Global Investor, Institutional Investor, Investor's Business Daily, Kiplinger's Personal Finance, Lipper Analytical Services, Money, Morningstar, Mutual Fund Forecaster, Newsweek, The New York Times, Personal Investor, Stanger Report, Sylvia Porter's Personal Finance, USA Today, U.S. News & World Report, The Wall Street Journal and Wiesenberger Investment Companies Service.

CALCULATING ANNUITY PAYOUTS

The Variable Account

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

Initial Payout: To compute your first monthly payment, we:

o determine the dollar value of your annuity as of the valuation date that falls on (or the closest valuation date that falls before) the seventh calendar day before the retirement date and then deduct any applicable premium tax; then
o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payment for each $1,000 of value which depends on factors built into the table, as described below.

Annuity Units: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payment by the annuity unit value (see below) on the valuation date that falls on (or the closest valuation date that falls before) the seventh calendar day before the retirement date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

Subsequent Payouts: To compute later payouts, we multiply:

o the annuity unit value on the valuation date that falls on (or the closest valuation date that falls before) the seventh calendar day before the payout is due; by
o        the fixed number of annuity units credited to you.

Annuity Unit Values: We originally set this value at $1 for each subaccount. To calculate later value we multiply the last annuity value by the product of:

o        the net investment factor; and
o        the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed investment rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

Net Investment Factor
We determine the net investment factor by:

o adding the fund's current net asset value per share, plus the per-share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then
o    dividing that sum by the previous adjusted net asset value per share; and
o subtracting the percentage factor representing the mortality and expense risk fee and the variable account administrative charge from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a variable subaccount.

The Fixed Account

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your fixed account at the retirement date or the date you have selected to begin receiving your annuity payouts; then
o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RATING AGENCIES

The following chart reflects the ratings given to us by independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. This information does not relate to the management or performance of the variable subaccounts of the annuity. This information relates only to the fixed account and reflects our ability to make annuity payouts and to pay death benefits and other distributions from the annuities.

             Rating agency                          Rating

               A.M. Best                              A+
                                                  (Superior)

             Duff & Phelps                           AAA

                Moody's                              Aa2

PRINCIPAL UNDERWRITER


The principal underwriter for the contract is American Express ____________ which offers the variable contracts on a continuous basis.


INDEPENDENT AUDITORS


         [To be filed by amendment]


FINANCIAL STATEMENTS


         [To be filed by amendment]

PART C.

Item 24.          Financial Statements and Exhibits

(a)      Financial Statements included in Part B of this Registration Statement:

              -   To be filed by amendment.

(b)      Exhibits:

1. Resolution of the Executive Committee of the Board of Directors of American Enterprise Life establishing the American Enterprise Variable Annuity Account dated July 15, 1987, filed electronically as Exhibit 1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

2.       Not applicable.

3.1      Form of Master General Agent Agreement to be filed by amendment.

3.2      Form of General Agent Agreement to be filed by amendment.

4.1      Form of Deferred Annuity Contract to be filed by amendment.

4.2      Form of Roth IRA Endorsement to be filed by amendment.

4.3      Form of SEP-IRA Endorsement to be filed by amendment.

5.       Form of Variable Annuity Application to be filed by amendment.

6.1 Amendment and Restatement of Articles of Incorporation of American Enterprise Life dated July 29, 1986, filed electronically as Exhibit
         6.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

6.2      Amended By-Laws of American Enterprise Life, filed electronically as
         Exhibit 6.2 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

7.       Not applicable.

8        Copy of Participation Agreements to be filed by amendment

9. Opinion of counsel and consent to its use as to the legality of the securities being registered to be filed by amendment.

10.      Consent of Independent Auditors to be filed by amendment.

11. Financial Statement Schedules and Report of Independent Auditors to be filed by amendment.

12.      Not applicable.

13. Copy of schedule for computation of each performance quotation provided in the Registration Statement in response to Item 21, to be filed by Amendment.

14. Not applicable.

15.1 Power of Attorney to sign this Registration Statement, dated March 28, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No. 7 to Registration Statement No. 33-54471, is incorporated herein by reference.

15.2 Power of Attorney to sign this Registration Statement, dated April 9, 1998, filed electronically as Exhibit 15.2 to Post-Effective Amendment No. 10 to Registration Statement No. 33-54471, is incorporated herein by reference.

Item 25. Directors and Officers of the Depositor (American Enterprise Life Insurance Company)

Name                                  Principal Business Address             Positions and Offices with Depositor
------------------------------------- -------------------------------------- --------------------------------------

James E. Choat                        IDS Tower 10                           Director, President and Chief
                                      Minneapolis, MN  55440                 Executive Officer

Lorraine R. Hart                      IDS Tower 10                           Vice President, Investments
                                      Minneapolis, MN  55440

Jeffrey S. Horton                     IDS Tower 10                           Vice President and Treasurer
                                      Minneapolis, MN  55440

Richard W. Kling                      IDS Tower 10                           Director and Chairman of the Board
                                      Minneapolis, MN  55440

Bruce A. Kohn                         IDS Tower 10                           Vice President, Group Counsel and
                                      Minneapolis, MN  55440                 Assistant Secretary

Paul S. Mannweiler                    Indianapolis Power and Light           Director
                                      One Monument Circle
                                      P.O. Box 1595
                                      Indianapolis, IN  46206-1595

Paula R. Meyer                        IDS Tower 10                           Director and Executive Vice
                                      Minneapolis, MN  55440                 President, Assured Assets

Mary Ellyn Minenko                    IDS Tower 10                           Vice President, Group Counsel and
                                      Minneapolis, MN  55440                 Assistant Secretary

Stuart A. Sedlacek                    IDS Tower 10                           Executive Vice President
                                      Minneapolis, MN  55440

F. Dale Simmons                       IDS Tower 10                           Vice President, Real Estate Loan
                                      Minneapolis, MN  55440                 Management

William A. Stoltzmann                 IDS Tower 10                           Director, Vice President, General
                                      Minneapolis, MN  55440                 Counsel and Secretary

Philip C. Wentzel                     IDS Tower 10                           Vice President and Controller
                                      Minneapolis, MN 55440

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                  American Enterprise Life Insurance Company is a wholly-owned subsidiary of IDS Life Insurance Company which is a wholly-owned subsidiary of American Express Financial Corporation. American Express Financial Corporation is a wholly-owned subsidiary of American Express Company (American Express).

The following list includes the names of major subsidiaries of American Express.

                                                                                      Jurisdiction of
 Name of Subsidiary                                                                    Incorporation

I. Travel Related Services

     American Express Travel Related Services Company, Inc.                             New York

II. International Banking Services

     American Express Bank Ltd.
     Connecticut

III. Companies engaged in Financial Services

     Advisory Capital Strategies Group Inc.                                             Minnesota
     American Centurion Life Assurance Company                                          New York
     American Enterprise Investment Services Inc.                                       Minnesota
     American Enterprise Life Insurance Company                                         Indiana
     American Express Asset Management Group Inc.                                       Minnesota
     American Express Asset Management International Inc.                               Delaware
     American Express Asset Management International (Japan) Ltd.                       Japan
     American Express Asset Management Ltd.                                             England
     American Express Client Service Corporation                                        Minnesota
     American Express Corporation                                                       Delaware
     American Express Financial Advisors Inc.                                           Delaware
     American Express Financial Corporation                                             Delaware
     American Express Insurance Agency of Arizona Inc.                                  Arizona
     American Express Insurance Agency of Idaho Inc.                                    Idaho
     American Express Insurance Agency of Nevada Inc.                                   Nevada
     American Express Insurance Agency of Oregon Inc.                                   Oregon
     American Express Minnesota Foundation                                              Minnesota
     American Express Property Casualty Insurance Agency of Kentucky Inc.               Kentucky
     American Express Property Casualty Insurance Agency of Maryland Inc.               Maryland
     American Express Property Casualty Insurance Agency of Pennsylvania Inc.           Pennsylvania
     American Express Trust Company                                                     Minnesota
     American Partners Life Insurance Company                                           Arizona
     IDS Cable Corporation                                                              Minnesota
     IDS Cable II Corporation                                                           Minnesota
     IDS Capital Holdings Inc.                                                          Minnesota
     IDS Certificate Company                                                            Delaware
     IDS Futures Corporation                                                            Minnesota
     IDS Insurance Agency of Alabama Inc.                                               Alabama
     IDS Insurance Agency of Arkansas Inc.                                              Arkansas
     IDS Insurance Agency of Massachusetts Inc.                                         Massachusetts
     IDS Insurance Agency of New Mexico Inc.                                            New Mexico


     IDS Insurance Agency of North Carolina Inc.                                        North
     Carolina
     IDS Insurance Agency of Utah Inc.                                                  Utah
     IDS Insurance Agency of Wyoming Inc.                                               Wyoming
     IDS Life Insurance Company                                                         Minnesota
     IDS Life Insurance Company of New York                                             New York
     IDS Management Corporation                                                         Minnesota
     IDS Partnership Services Corporation                                               Minnesota
     IDS Plan Services of California, Inc.                                              Minnesota
     IDS Property Casualty Insurance Company                                            Wisconsin
     IDS Real Estate Services, Inc.                                                     Delaware
     IDS Realty Corporation                                                             Minnesota
     IDS Sales Support Inc.                                                             Minnesota
     IDS Securities Corporation                                                         Delaware
     Investors Syndicate Development Corp.                                              Nevada
     Public Employee Payment Company                                                    Minnesota

Item 27.          Number of Contract owners

                  Not applicable.

Item 28.          Indemnification

                  The By-Laws of the depositor provide that the Corporation shall have the power to indemnify a director, officer, agent or employee of the Corporation pursuant to the provisions of applicable statues or pursuant to contract.

                  The Corporation may purchase and maintain insurance on behalf of any director, officer, agent or employee of the Corporation against any liability asserted against or incurred by the director, officer, agent or employee in such capacity or arising out of the director's, officer's, agent's or employee's status as such, whether or not the Corporation would have the power to indemnify the director, officer, agent or employee against such liability under the provisions of applicable law.

                  The By-Laws of the depositor provide that it shall indemnify a director, officer, agent or employee of the depositor pursuant to the provisions of applicable statutes or pursuant to contract.

                  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29      Principal Underwriters

             To be filed by amendment

Item 30.    Location of Accounts and Records

             American Enterprise Life Insurance Company
             IDS Tower 10
             Minneapolis, MN  55402

Item 31.     Management Services

             Not applicable.

Item 32.     Undertakings

         (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to American Enterprise Life Contract Owner Service at the address or phone number listed in the prospectus.

         (d) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28, 1998). Further, Registrant represents that it has complied with the provisions of paragraphs
                  (1)-(4) of that no-action letter.

         (e) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                            SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, American Enterprise Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 1st day of July, 1999.

                           AMERICAN ENTERPRISE VARIABLE ANNUITY ACCOUNT
                                        (Registrant)

                           By American Enterprise Life Insurance Company
                                          (Sponsor)

                           By /s/   James E. Choat*
                                    James E. Choat
                                    President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 1st day of July, 1999.

Signature                                            Title

/s/  James E. Choat*                          Director, President and
     James E. Choat                           Chief Executive Officer

/s/  Jeffrey S. Horton**                      Vice President and Treasurer
     Jeffrey S. Horton

/s/  Richard W. Kling*                        Chairman of the Board
     Richard W. Kling

/s/  Paul S. Mannweiler*                      Director
     Paul S. Mannweiler

/s/  Stuart A. Sedlacek*                      Director and Executive
     Stuart A. Sedlacek                       Vice President

/s/  William A. Stoltzmann*                   Director, Vice President, General
     William A. Stoltzmann                    Counsel and Secretary

/s/  Philip C. Wentzel**                      Vice President and Controller
     Philip C. Wentzel


*Signed pursuant to Power of Attorney, dated March 28, 1997, filed electronically as Exhibit 15 to Post-Effective Amendment No. 7 to Registration Statement No. 33-54471, filed on or about April 23, 1997, incorporated herein by reference.

**Signed pursuant to Power of Attorney, dated April 9, 1998, filed electronically as Exhibit 15.2 to Post-Effective Amendment No. 10 to
Registration Statement No. 33-54471, filed on or about April 30, 1998, incorporated herein by reference.



By:/s/Mary Ellyn Minenko
      Mary Ellyn Minenko

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

         The prospectus.

Part B.

         Statement of Additional Information.


Part C.

         Other Information.

         The signatures.